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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iconix Brand Group, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
451005-10-7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	451005-10-7

1	NAMES OF REPORTING PERSONS: Mudd (USA) LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,790,179

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,503,358

WITH:	8	SHARED DISPOSITIVE POWER:

		286,821

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,790,179

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1(a). Iconix Brand Group, Inc. (“Issuer”)

Item 1(b).	Iconix Brand Group, Inc. 1450 Broadway, 4th Floor New York, NY 10018
Item 2(a). Mudd (USA) LLC

Item 2(b).	Mudd (USA) LLC 1407 Broadway, 29th Floor New York, NY 10018
Item 2(c). Delaware
Item 2(d). Common Stock, Par Value $0.001 Per Share
Item 2(e). 451005-10-7
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Item 4(a). 1,790,179 shares beneficially owned
Item 4(b). 3.27%

Item 4(c)(i). 1,790,179 shares with sole voting power
Item 4(c)(ii). 0 shares with shared voting power
Item 4(c)(iii). 1,503,358 shares with sole dispositive power
Item 4(c)(iv). 286,821 shares with shared dispositive power, subject to a Pledge Agreement, dated April 11, 2006, between the Reporting Person, the Issuer, IP Holdings, LLC (a wholly-owned subsidiary of the Issuer), and Wilmington Trust Company (as collateral agent) that expires in installments dated July 1, 2006, October 1, 2006, January 1, 2007, and April 1, 2007.
Item 5. Ownership of 5 Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
     N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mudd (USA) LLC
Date: February 6, 2007	/s/ Conrad Lung
	Name:	Conrad Lung
	Title:	President

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